Barclays PLC One Churchill Place London E14 5HP
Kevin W Vaughan Branch Chief Securities and Exchange Commission Washington DC 20549 USA 28 October 2011

Dear Mr Vaughan,

Barclays PLC and Barclays Bank PLC

Form 20-F for the Fiscal Year Ended December 31, 2010

Filed 21 March 2011

Form 6-K

Filed 2 August 2011

File No. 001-09246

This letter responds to the comment letter (the “Comment Letter”) from the Staff (“the Staff”) of the Securities and Exchange Commission (the “Commission”), dated 28 September 2011, concerning the Annual Report on Form 20-F for the fiscal year ended 31 December 2010 (the “Form 20-F”) of Barclays PLC and Barclays Bank PLC (collectively, “Barclays”) and the Report on Form 6-K relating to the Interim Results Announcement for the 6 months ended 30 June 2011 (the “Form 6-K”).

To facilitate the Staff’s review, Barclays has included in its responses the captions and numbered comments in bold text and has provided Barclays responses immediately following each numbered comment.

In some of the responses, in light of the Staff’s views, Barclays indicates that it will provide disclosures in our Annual Report on Form 20-F for 2011 and other future filings that may differ from or supplement the corresponding disclosure in the 2010 Form 20-F. Barclays continues to believe its prior filings are in compliance with applicable disclosure rules and regulations promulgated by International Financial Reporting Standards and the Commission. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were deficient or inaccurate.

We acknowledge that:

•	Barclays is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Barclays may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Our responses to your comments are set out in Appendix 1 to this letter.

Yours sincerely,

/s/ C.G. Lucas

Group Finance Director

Cc	Rebekah Lindsay

(Securities and Exchange Commission)

George H White

John O’Connor

(Sullivan & Cromwell LLP)

Andrew Ratcliffe

(PricewaterhouseCoopers LLP)

Kevin W Vaughan

Securities and Exchange Commission

Appendix 1

Form 20-F for Fiscal Year Ended December 31, 2010

Business Review

Analysis of results by business

Barclaycard, page 23

1	You indicate that you experienced an increase in risk weighted assets, which reflected securitization redemptions. Please revise future filings to clarify why securitization redemptions would increase risk weighted assets. In your disclosure, please clarify whether you are repurchasing loans from your securitization vehicles and explain the reasons why you have taken such actions. Clarify if the securitizations of these assets were previously recognized as a sale or a secured financing in your financial statements. Additionally, please tell us how you considered these redemptions in your analysis that the assets should continue to be derecognized.

In October 2010, several credit card securitisation debt tranches matured and consequently were redeemed. There were no early redemptions or calls not related to the maturity of the securities, nor did we repurchase loans from the securitisation vehicles. The debt tranches were issued during 2005 and 2006, when senior and mezzanine tranches of debt issued in a securitisation generated a regulatory capital benefit through a reduction in risk weighted assets. On the redemption of these tranches, risk weighted assets increased. No eligible securities remain outstanding, and existing and future debt securities issued under the credit card securitisation program no longer give rise to regulatory capital benefits.

All credit card securitisations are recognised as secured financings in the financial statements and we have not derecognised the underlying financial assets.

We will revise our future filings to state that, where applicable:

•	The securitisation of credit card loans has in all cases been treated as a secured financing;

•	Securitisations in comparative accounting periods led to a regulatory capital benefit due to risk sharing with investors; and

•	Redemption of the issued debt securities results in the withdrawal of the regulatory capital benefit resulting in an increase in risk weighted assets.

Western Europe Retail Banking, page 25

2	In 2009, you completed the purchase of Citigroup’s cards business in Portugal, which consisted of 400,000 customers and loans and advances to customers of £550 million. In 2010, you completed the purchase of Citigroup’s Italian card business, which consisted of 200,000 customers and loans and advances of £0.2 billion. You recognized a relatively similar gain on both transactions of £26 million related to the purchase of the cards business in Portugal and £29 million related to the purchase of the card business in Italy. Please tell us the factors considered in determining a purchase price that resulted in a gain on these two transactions. Discuss the similarities between these two portfolios in credit trends and the associated purchase discount recorded on them. Tell us how these portfolios have been performing since acquisition and whether this performance is consistent with your expectations upon purchase.

The acquisition prices for these businesses reflected the motivation of the seller and the weak market for such businesses in these countries at the time.

The acquisitions were dealt with as business combinations in accordance with IFRS 3 Business Combinations. The fair values of the net assets acquired were derived using a discounted cash flow approach and were corroborated by Ernst & Young LLP. Net assets

Kevin W Vaughan

Securities and Exchange Commission

Appendix 1

acquired included credit card receivable portfolios, associated customer relationships and property, plant and equipment. Additionally, we acquired rights under a co-branding contract with Vodafone as part of the Italian business.

The fair value of the acquired net assets of the Italian business was determined in the valuation exercise to be €194m, which was €32m (£29m) in excess of the purchase price paid. The fair value of the acquired net assets of the Portugal business was determined to be €38m which was €29m (£26m) in excess of the price paid. While the gains on the two acquisitions were similar, they were separately and independently calculated – the lower net assets of the Portuguese business mainly reflects funding liabilities acquired.

In arriving at the fair value of the loan portfolios, we took into account:

•	the expected cash flows from the portfolios including the expected loss rate; and

•	a market rate of interest for the portfolios.

The credit performance of the portfolios was better than expected in the period from acquisition date to 31 December 2010 in terms of credit strength. Portfolio 30+ days delinquency rates improved from 9.2% to 6.9% for Portugal and 8.5% to 5.6% for Italy. The annualised charge-off rate improved from 13.0% to 9.6% for Portugal, and 11.4% to 9.9% for Italy. These trends have continued in 2011.

Absa, page 29

3	Your disclosure indicates that the increase in the asset margin of Absa was due, in part, to a change in the product mix as higher margin products grew faster than low margin products. Please revise your future filings to disclose what types of products you are referring to. If these products include loans and advances with higher risk characteristics, please include a discussion of how this change in your business mix and the related assumption of risk related to higher margin loans and advances was considered in your determination of the appropriate allowance for loan losses.

Absa made a strategic decision to reduce concentration in home loans and increase product concentration in unsecured products with higher margins, such as personal and micro loans. This resulted in the change in business mix referred to by the Staff. Specific impairment and capital models are used to calculate the appropriate risk parameters for the higher margin, higher risk products and the risk parameters and impairment ratios are within the risk appetite approved by Absa’s board. It should be noted that, although there has been a change in business mix, this change is not material relative to the size of the home loans portfolio and given the fact that the higher risk products are relatively short-term in nature.

We will revise our future filings to disclose, by material loan portfolio, changes in exposures, impairment and other key credit risk data (which will vary by portfolio), to allow an understanding of the impact of material changes in the business mix and the risk associated with new business from higher margin loans and advances.

4	We note your disclosure that risk weighted assets for this segment increased 42% due in part to enhancements to the retail model. Please revise your future filings to expand your disclosure regarding the types of enhancements to the retail model. Discuss if the enhancements caused you to identify certain assets as having a higher risk weighting than you originally assigned and discuss the impact the change in your model had on your capital ratios. Clearly identify how much of the increase in risk weighted assets was due to the growth in higher margin products noted above.

Kevin W Vaughan

Securities and Exchange Commission

Appendix 1

Absa Retail made extensive changes to a number of regulatory credit models in 2010 encompassing nearly all portfolios and all risk parameters, i.e., probability of default, loss given default and exposure at default models. The total impact of this exercise on the retail portfolio was a net increase of R28bn (£2.7bn) in total RWAs of R303bn, (£28bn) which reduced capital ratios. The major increase in the risk weightings in Absa Retail was due to the credit model rebuild adjustments. The increase as a result of the higher risk products was immaterial due to the short-term nature of the portfolio and its smaller relative size.

We will revise our future filings to expand our disclosure regarding the types of enhancements to the retail model. We will also identify how much of any material increase in RWAs has been due to the growth in higher margin products.

Barclays Capital, page 31

5	We note your disclosure regarding the 35% decline in the top line income of Fixed Income, Currency and Commodities. Please respond to the following:

•

Please tell us in greater detail the types of commodities in which you invest specifically identifying the commodities in which you take physical possession, the activities that go into making a market in these commodities, and the types of revenue streams earned as a result of these activities.

•	Tell us how you obtained your ownership of the various commodities you own, and tell us whether this is an area where you are considering further investments.

•

Tell us whether you hold concentrated positions in or take physical possession of commodities that constitute a significant or influential share of the market for that commodity. If so, revise your future filings to discuss that fact and your activities in that area.

As part of the Commodities trading business, Barclays trades physically settling derivatives and holds physical inventory of crude oil, refined products, precious metals, base metals in the form of London Metals Exchange (LME) warrants, natural gas, natural gas liquids and carbon emissions certificates. Barclays makes markets on both a spot and forward basis for each of these physical commodities through brokers and directly to clients. Through trading physically settling commodities, Barclays offers clients tailored risk management and hedging solutions specific to physical market participants in a range of different products. The ability to hold physical inventory also allows Barclays to offer financing and monetisation structures, secured by physical inventories. In addition to this, by holding storage and transportation contracts, Barclays is able to access a range of physical markets and locations. Barclays recognises revenues from these activities through net trading income.

Physical inventories are purchased both directly from producers, utilities and mid-stream clients and also from the interbank market. Barclays expects to make additional investments in the normal course of business, depending on market conditions.

On occasion, Barclays will hold dominant positions in base metals on the LME (as per their definition). On these occasions, we comply fully with the requirements of the LME under their Lending Guidance. Lending Guidance is the LME’s mechanism for limiting the impact of dominant positions on the market by prescribing the amount and level at which positions must be lent. We will revise future filings to discuss this fact.

Kevin W Vaughan

Securities and Exchange Commission

Appendix 1

Credit Risk Management Impairment allowances, page 73

6	You indicate on page 175 that the “other personal loans” category includes second lien loans, along with other types of personal loans. Please tell us and revise future filings to disclose the balance of second lien loans held by you at the end of the reporting period. If delinquency and other credit trends for second lien loans differ from other types of personal loans in this category, please consider reporting that information separately for second lien loans. Otherwise, tell us how you determined such delinquency and credit quality trends were substantially the same. Please also address the following:

Our portfolio of second lien loans (UK Secured Lending) had a balance of £3.8bn as at 31 December 2010 (£3.5bn as at 30 June 2011). This portfolio was closed to new business in August 2008 and has been running off since then. All loans are on a full repayment basis with no further drawdown facilities.

This portfolio on 31 December 2010 was 1.6% of our total retail loan book of £235.3bn and whilst credit quality (of loans that are neither past due or impaired), delinquency (loans that are past due but not individually impaired) and impaired loans are disclosed as part of, and therefore have an influence on, our overall Other personal lending category, they are not disclosed separately. IFRS 7 Financial Instruments: Disclosures permits entities to aggregate balances to prevent the inclusion of excessive detail provided they have the same measurement attribute. The balances have been presented within loans that are not normally collateralised as our experience is that their risk characteristics have more in common with these loans than mortgage loans with a first lien. We have determined that this is the case by reference to our experience and a number of risk measures, such as 90 days arrears balances, recoveries stock and charge-off rates. As at 31 December 2010, these measures for UK Secured Lending, UK Unsecured Personal Loans and UK Home Finance Loans were as follows:

Metric		UK Secured Lending	UK Unsecured Personal Loans	UK Home Finance Loans
Total Gross Loans	£bn	3.8	6.5	101.3
90 Day arrears balances[1]	£m	97	121	331
Recoveries stock	£m	461	1,063	713
90 Day arrears[2]	%	3.0%	2.6%	0.3%
Balances in recovery	%	12.6%	18.5%	0.7%
Charge-off rates	%	3.5%	7.9%	0.5%

1.	Excluding balances in recovery book
2.	Balances greater than 90 days in arrears but not charged off to recoveries, expressed as a percentage of outstanding balances excluding balances in recoveries. Percentages include accounts on forbearance programmes.

The table compares the stated credit metrics for UK Secured Lending with UK Unsecured Personal Loans and UK Home Finance Loans. It will be seen that UK Secured Lending metrics are more in line with Unsecured Personal Loans (as per published UK Personal Loans figures) than UK Home Finance Loans.

The closed status of this portfolio means that arrears rates will continue to increase over time as repayments are made and total outstanding balances fall, leaving balances in arrears as a greater proportion of the gross balances outstanding.

Based on the immateriality of the portfolio in the context of overall loans and advances to customers and the similarity of the credit trends to other loans in Other personal lending, we consider that our existing disclosures are adequate, but would welcome the Staff’s views, if different.

•	Disclose the loss severity on these loans when you determine that a write off of the loan or a portion of the loan is necessary.

Kevin W Vaughan

Securities and Exchange Commission

Appendix 1

The loss severity on the write off of a loan or a portion of a loan between December 2010 and June 2011 on our UK Secured Lending portfolio has ranged from 75% to 77%. We will disclose this in future filings, subject to materiality, as referred to above.

•

Please provide a breakdown of your second lien loans into two buckets to quantify the amount of loans where you hold the first mortgage security interest as well as the second lien versus where you hold only the second lien home equity loans.

The UK Secured Lending business is managed completely separately from our first lien residential mortgage portfolios and uses a separate IT platform. System limitations prevent analysis of the overlap between our first and second lien customers. However, given the different customer segment that our second lien business operates in, we do not believe the overlap to be significant, and in any case not having this information has not proved to be a significant impediment to the management of the portfolio.

•	Tell us the amount of second lien home equity loans where you act as the servicer on the first mortgage loan.

See above comment. We do not believe this to be significant.

•	Describe the terms of the home equity loans in more detail. For example, tell us how long the draw periods are for the loans and provide more quantitative data on when the loans convert to amortizing.

All loans are on a repayment basis and there are no interest-only loans. Contractual loan terms were for an average of 16 years. Loan agreements have no facility for further drawdowns following the initial advance without a new loan agreement being separately negotiated. As noted above, however, the portfolio is closed.

•

Tell us whether you are able to track whether the first lien position is in default, regardless of whether you hold the first lien loan. If so, please tell us the results of that data and consider providing disclosure of this information in future filings.

Whether the first mortgage is issued by Barclays or a third party lender, we are not able to track defaults on the first mortgage because, as noted above, the UK Secured Lending business is managed separately from our first lien residential mortgage portfolios and uses a separate IT platform. System limitations prevent analysis of the overlap between our first and second lien customers.

•

Tell us whether the default and delinquency statistics for the home equity loans where you also hold the first lien show a different trend than situations where you service the first security lien compared to those where you do not also hold or service the first lien loan. If so, consider the need to disclose and discuss the existence of such a trend.

As noted above, the UK Secured Lending business is managed separately from our first lien mortgage portfolios and we are therefore not able to differentiate between the performance of loans where we service the first security lien and those where we do not.

Please refer to the comments above regarding how the different portfolios are separately managed and system restrictions.

Kevin W Vaughan

Securities and Exchange Commission

Appendix 1

•	Tell us whether the default and delinquency statistics for amortizing loans show a different trend than situations where the home equity loans have not converted to amortizing.

Loans are only made on a repayment basis. We do not offer interest-only loans.

Renegotiated loans and advances, page 84

7	Please revise your future filings to address the following regarding your renegotiated and restructured loans:

•

We note the definitions of restructured loans and renegotiated loans provided on page 305. Please revise those sections as well as this section to more clearly explain and differentiate your usage of these terms.

The terms were introduced to distinguish between wholesale loans and retail loans and the different procedures for changing the terms of each. In light of your comments, we will revise future filings with expanded disclosures on retail and wholesale loans in forbearance programmes (see comments below).

•

For the purposes of showing trends in these types of assets over the periods presented, please provide a tabular disclosure of the amounts of renegotiated and restructured loans by loan class, i.e. retail, wholesale, etc.

We do not distinguish between renegotiated and restructured loans. We will continue to make disclosure of loans subject to forbearance in our significant unsecured portfolios. We will expand disclosures in our future filings to include balances in forbearance, associated impairment allowance and coverage ratios on our significant mortgage portfolios worldwide, in line with our current disclosures in relation to unsecured lending.

•

Clearly disclose when a loan is removed from renegotiated loan status and/or restructured loan status, and which of these loans are treated as new loans such that their past due status is reset. Clearly identify the types of loan modifications that are not considered to be renegotiated or restructured loans, and explain why not.

For retail portfolios, when an account is placed into a programme of forbearance, the asset will be classified as such for the remainder of its term. Accounts may be up to date on a programme of forbearance, but will continue to be classified as subject to forbearance and therefore will be included in our disclosures until the loan is repaid or otherwise written off.

For wholesale portfolios, Barclays will provide enhanced narrative disclosures in its future financial statements on forbearance programmes in which restructured loans are included.

Corporate loans modified on a commercial basis in the normal course of business are not considered to be renegotiated or restructured loans.

We would not consider a retail loan to be renegotiated where the amendment is at the request of the customer, there is no evidence of actual or imminent financial difficulty and the amendment meets with all our underwriting criteria. In this case it would be treated as a new loan.

In addition, we will allow re-aging of an account once in 12 months and twice in 5 years, providing they meet strict qualification criteria, including making 3 consecutive contractual monthly payments. An account so re-aged is not considered to be restructured because the contractual payments remain unchanged.

Kevin W Vaughan

Securities and Exchange Commission

Appendix 1

We will ensure that this is clear in our future disclosures.

•

Please revise to disclose the carrying amount of financial assets that would otherwise be past due or impaired whose terms have been renegotiated by class pursuant to paragraph 36(d) of IFRS 7 in an audited section of the document, or tell us where such disclosure is provided.

This requirement has been removed from IFRS 7 with effect from 1 January 2011. Early adoption was permitted and therefore we did not include the disclosure.

•	Revise to more clearly identify what the amounts presented in your line items for “impaired and restructured loans” on pages 176-177 are meant to represent.

As explained on page 68 (Identifying Potential Credit Risk Loans), these balances represent loans that have become impaired due to Barclays granting a concession that has resulted in a reduction in the present value of the contractual cash flows. We will revise future filings to include a note to this effect under the table, or a cross reference to the definition in the Glossary.

•

Revise to disclose the quantitative and qualitative factors considered when you determine whether or not a modification is significant enough that you would extinguish the original loan and record a new loan.

Modifications granted as part of a retail forbearance offering generally do not require or result in existing loans being extinguished and new loans being set up, although in some circumstances this might be required for purely operational reasons. The loan will always be classified to reflect its status as a loan subject to forbearance and is included in our forbearance disclosures. We will revise future filings to more clearly reflect our procedures.

For wholesale portfolios, overdue assets will continue to be marked as such until either the loan has been written off or it is deemed that the debt could be refinanced at market rates and terms.

•	Clarify if you consider loans included in your retail forbearance programmes discussed on page 80 as renegotiated loans.

All retail loans subject to forbearance are considered to be renegotiated loans.

Corporate loans, page 84

8	We note your disclosure that collateral given for these loans is only accurately valued on origination of the loan or in the course of enforcement actions and as a result it is not practicable to estimate the fair value of the collateral held. Please revise your disclosure in future filings to explain how you consider the lack of revaluation between the time of origination and the time that an enforcement action is underway when determining the appropriate amount of allowance for loan losses. Discuss the trends in the amounts charged-off when you have completed the enforcement action as a result of property or other collateral values that are less than the value assigned upon origination of the loan.

Kevin W Vaughan

Securities and Exchange Commission

Appendix 1

It is Barclays policy for property taken as collateral to be monitored to ensure that the current value is not less than its value at origination. Monitoring is undertaken either at the level of an individual property or at a portfolio level and is undertaken at least once every 3 years for residential property, and annually for commercial property. More frequent monitoring is carried out where the property market is subject to significant deterioration. For loans exceeding €3m the property valuation is reviewed by an independent valuer at least every 3 years, and an independent valuer also reviews the property valuation where information indicates that the value of the property may have declined materially relative to general market prices. In addition, trigger points are defined under which property values must be reviewed.

Barclays policy for “floating” charges (liens over fluctuating assets such as inventory and trade receivables) over the assets of a borrower is for them to be monitored annually. The valuation of this type of collateral takes into account the ability to establish objectively a price or market value, the frequency with which the value can be obtained (including a professional appraisal or valuation), and the volatility or a proxy for the volatility of the value of the collateral.

The movement of a loan to an Early Warning List or a Watch List for any reason will, where considered necessary, result in a revaluation of collateral. Conversely, a material reduction in the value of collateral held represents an increase in credit risk and will often cause a loan to be placed on the Early Warning List or Watch List. Any one of these events may also trigger a test for impairment, depending on individual circumstances of the loan.

When calculating impairment, the difference between an asset’s carrying amount and the present value of all estimated cash flows discounted at the original effective interest rate will be recognised as an impairment. Such cash flows include the estimated fair value of the collateral which reflects the results of the monitoring and review of collateral values as detailed above and valuations undertaken as part of our impairment process.

Trends in loan loss rates incorporate the impact of any decrease in the fair value of collateral held.

The new disclosure requirements in IFRS 7 regarding the quantified disclosure of the financial effects of collateral and other credit enhancements in relation to an entity’s maximum exposure to credit risk will further help investors understand this area. We will also update our disclosure on collateral management to ensure that they more clearly reflect our procedures.

Liquidity Risk Management

Global Retail Banking, Barclays Corporate, Barclays Wealth and Head Office functions, page 108

9	Footnote “a” to the behavioural maturity profile of assets and liabilities tabular disclosure on page 109 indicates that within the category of “not more than 1 yr” you have included £18.1 billion of Group liquidity pool assets that have a contractual maturity of greater than one year but can be used to generate short-term cash flows either through sale or secured lending. Please revise to provide an expanded explanation of this disclosure. In this regard, we note that the £18.1 billion disclosed in footnote “a” is larger than the total outflow reported for the entire category. Additionally, please discuss in greater detail why this presentation is more meaningful than presenting assets according to their contractual maturity.

The disclosure is required by Paragraph B10A of IFRS 7, which requires summary quantitative data about our exposure to liquidity risk on the basis of the information provided internally to key management personnel.

Kevin W Vaughan

Securities and Exchange Commission

Appendix 1

The table presented on page 109 shows the liquidity risk that the Group manages in terms of the expected maturity of assets and liabilities, including assets in our liquidity pool that we may dispose of to generate cash at the appropriate time, which is the purpose of the liquidity pool. Since the information is presented on a summarised and net basis, gross inflows and outflows will exceed the net flow. We consider that, in addition to being the data required by IFRS 7, this is the most useful liquidity risk information for the reader as a purely contractual view would not show the liquidity provided by our core retail deposits. Although contractually very short dated, these deposits are behaviourally long term in nature and provide a very stable funding base for the Group’s operations and liquidity needs.

Contractual maturities of balance sheet assets and liabilities, which are also used to manage liquidity, are disclosed on page 110 and 111 and the maturity analysis of financial liabilities on an undiscounted basis, as required by paragraph 39(a) and (b) of IFRS 7, is included on page 112.

In light of your comments, we will include disclosure in our future filings to more clearly state the basis of preparation of the table, namely that it is presented on a net cash flow basis and that it is based on our experience of customer behaviour, and also why we consider it to be more meaningful to the reader than the contractual maturities table.

Supervision and regulation, page 115

10	We note your disclosures on page 119 regarding the potential impact of the Volcker Rule. Please tell us whether you have conducted an analysis of what you believe the potential effects of the Volcker Rule will be on your operations and whether you believe it could have a material effect. Also, to the extent reasonably known, in future filings please quantify the amount of historical proprietary revenues which you believe could be subject to restrictions once the rulemaking is finalized.

The Volcker Rule (the “Rule”) is likely to impose significant additional compliance and operational costs on the Group. Revenues from some of the Group’s US operations are expected to be negatively impacted by the Rule. The potential effects will depend on the final regulations, which have yet to be adopted. These are anticipated to clarify which parts of the Group’s business will be defined to be “proprietary trading” and, if so, whether the activities would continue to be permissible under applicable exemptions, such as exemptions for market-making and activities conducted “solely” outside the US. Whilst the Group has identified that its private equity fund, hedge fund and trading operations may be affected by the Rule, until the final regulations are adopted, the extent to which the Rule will affect the Group’s ability to engage in these activities continues to remain uncertain. As such, at this point in time it cannot be determined whether the restrictions will have a material effect on the Group.

We note your request regarding future filings. Once the rules are finalised, to the extent we can reasonably know and quantify the impact of the Rule, we will provide information in our future filings regarding the impact of the Rule on historical revenues from proprietary trading businesses which we expect to be affected by the Volcker Rule.

The Group is closely monitoring developments related to the Volcker Rule, including the 11 October 2011 release by certain of the rulemaking agencies of proposed regulations and questions requesting input for the final regulations. The Group will continue conducting its review of relevant activities during the rulemaking process.

Kevin W Vaughan

Securities and Exchange Commission

Appendix 1

Consolidated financial statements

Consolidated statement of changes in equity, page 189 Notes to the financial statements

11	We note you present a statement of changes in equity covering 2009 and 2010. Please revise your future filings to present the changes in equity for three complete years pursuant to Item 8.A.1 and .2 of Form 20-F.

Our consolidated statement of equity is presented in order to comply with paragraph 10 of IAS 1 Presentation of Financial Statements, which requires us to present the current year and one year of comparative data.

We note that item 8A1(c) of Form 20-F requires either a statement of changes in equity other than those arising from capital transactions with owners and distributions to owners or all changes in equity (including a subtotal of all non-owner items recognised directly in equity). We provide 3 years of disclosures in respect of the first alternative, namely a Consolidated Statement of Comprehensive Income on page 187 and, therefore, have in the past considered that we were not required to provide 3 years of statements of changes in equity.

Given the above, we do not see a need to revise our future filings to present the changes in equity for three complete years. However we will provide this disclosure if the Staff consider that it would be helpful to the reader after noting our above response.

1. Significant accounting policies

8. Impairment of financial assets, page 197

12	Please revise your disclosure in future filings to provide a summary of the factors considered when determining that a loan is individually significant for the purposes of assessing impairment.

Almost all wholesale customer loans are considered to be individually significant and assessed for impairment on an individual basis irrespective of materiality. All retail customers are assessed for impairment collectively. We will revise our future filings to include this information.

19. Insurance contracts and investment contracts, page 201

13	Please tell us and revise future filings to identify the generally accepted accounting principles (e.g. U.K., U.S., etc.) you look to in developing your accounting policy for your insurance activities. Please ensure your response addresses how this developed policy complies with the guidance and principles outlined in paragraphs 10-12 of IAS 8 and paragraph 14 of IFRS 4.

14	Revise to more clearly disclose the extent to which you report your reinsurance balances on a gross versus net basis. Refer to paragraph BC106 of IFRS 4.

The Group’s insurance liabilities and insurance risks are summarised in Note 22 Accruals, deferred income and other liabilities. Our main insurance businesses are located in our South African subsidiaries; insurance activities elsewhere are not material to the Group. Our accounting policies for insurance using IFRS 4 Insurance Contracts are therefore predominantly based on South African insurance best practice (which incorporates the Actuarial Society of South Africa’s Professional Guidance Notes on calculating insurance liabilities). We consider that our accounting policies meet the requirements of paragraph 14 of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to provide the reader with relevant and reliable information.

Our general policies relating to insurance may by summarised as follows:

•	For short-duration contracts, premiums are recognised as revenue (earned premium) proportionately over the risk period;

Kevin W Vaughan

Securities and Exchange Commission

Appendix 1

•	For life contracts, premiums are recognised as revenue when they become payable by the contract holder;

•	Claims and loss expenses are charged to the income statement as incurred, based on the estimated liability; and

•	Deferred acquisition costs are amortised in line with expected future premiums in profit or loss and an impairment review is performed at each reporting date when an indication of impairment arises.

We confirm that our accounting policies in relation to insurance are in accordance with paragraph 14 and BC106 of IFRS 4:

•	There are no provisions in respect of future claims;

•	Liability adequacy tests are carried out at least annually (as indicated in the accounting policy no. 19);

•	Liabilities are not de-recognised until extinguished;

•	We test reinsurance assets for impairment at the balance sheet date (disclosed in the accounting policy no. 19); and

•	We do not offset reinsurance assets against insurance liabilities (disclosed in the accounting policy no. 19).

In the year ended 31 December 2010, insurance premiums were less than £1bn and total insurance liabilities were £2.4bn. Reinsurance assets were less than £100m. Group total income, liabilities and assets were £32bn, £1,427bn and £1,490bn respectively. In order to focus on material items, in our 2010 financial statements we reduced the level of disclosure about our insurance businesses. We consider that in the context of our financial statements that our accounting policy disclosures in relation to insurance contracts are adequate. However, we would welcome the Staff’s views in this respect, if different.

24. Provisions, page 224

15	We note your rollforward of the four classes of provisions reported here as well as your statement at the end of Note 24 that the provisions with respect to litigations are included in the Sundry provisions. Please revise your future filings to address the following:

•

Revise Note 24 to provide the narrative disclosures required by paragraphs 85-86 of IAS 37, and more clearly identify the nature of classes that are aggregating within your rollforward in Note 24. To the extent your disclosures provided in Notes 25, 26, and 27 are meant to meet these narrative disclosure requirements, please revise to more directly and transparently link your narrative disclosure in Notes 25, 26, and 27 to the amounts and classifications presented in Note 24. Refer to paragraph 88 of IAS 37.

Our existing disclosures are structured as follows:

•	Note 24 Provisions includes liabilities which meet the recognition criteria in IAS 37 Provisions, Contingent Liabilities and Contingent Assets;

•

Note 25 Contingent liabilities and commitments, Note 26 Legal proceedings and Note 27 Competition and regulatory matters disclose contingent liabilities, i.e., possible liabilities that do not meet the recognition criteria in IAS 37, including legal proceedings. Where possible, we have quantified the items or referred to a provision where recognised for a part of the ultimate liability; and

•	Note 27 also describes changes to the regulatory regime and legislative and other changes that may have an effect on the Group.

Kevin W Vaughan

Securities and Exchange Commission

Appendix 1

To the extent that there is a linkage between these notes and the provisions recorded in the balance sheet and disclosed in Note 24 we will disclose that fact in future filings. Nevertheless, in light of your comments, we will enhance our existing disclosures to include, for each material class of provision, clearer disclosure of:

•	The nature of the obligation and the timing of the outflows of economic benefits;

•	The uncertainties of the amounts and timing of cash flows; and

•	The amount of expected re-imbursement (if any).

We will disclose for each material contingency:

•	An estimate of the financial effect, if any and wherever practicable;

•	A description of the uncertainties associated related to the timing or amount of cash flows; and

•	The possibility of reimbursement, if any.

Furthermore, we will disclose the reasons for not disclosing the amount of a provision if it can be quantified but has not been disclosed in case it compromises negotiations with a third party or any on-going legal proceedings.

•	As part of your response, tell us in detail the nature of the various items included in each of your classes. Please provide a tabular breakdown of the amounts you are aggregating in each class.

The nature of the items included in each of the classes is as follows:

(a) Onerous contracts

Substantially all of the provisions recorded in this class represent the losses arising from onerous property leases.

(b) Redundancy and restructuring

These are mainly provisions in respect of redundancy payments to employees where the terms of the plan have been communicated to employees. Other items included in this classification include IT costs, outplacement expenses and property costs.

(c) Undrawn contractually committed facilities and guarantees provided

These represent the credit losses expected from loan commitments, where the Group expects a credit loss arising from drawdowns on contractually committed loan facilities to customers of poor credit standing, and expected payments on financial guarantees issued to counterparties.

(d) Sundry provisions

This comprises a number of items that were deemed too small for individual disclosure and characteristically sufficiently similar, given their quantum. These include:

•	Litigation provisions;

•	Customer claims and disputes;

•	Dilapidations;

•	Medical benefits; and

•	Tax.

Kevin W Vaughan

Securities and Exchange Commission

Appendix 1

An analysis of provisions in the balance sheet as at 31 December 2010 is set out below.:

Provisions as at 31 December 2010

	£m	£m
(a) Onerous contracts

Central Property – offices	56
UK Retail Bank branches	11
Other	7

Total		74

(b) Redundancy and restructuring

Staff costs	161
Property	12
Other	4

Total		177

(c) Undrawn contractually committed facilities and guarantees provided

Financial guarantees	195
Undrawn committed loan facilities	27
Other	7

Total		229

(d) Sundry provisions

Litigation provisions	151
Customer claims and disputes	149
Dilapidations	50
Medical benefits	19
Tax	11
Other	117

Total		467

Total provisions		947

•

From the last sentence of Note 24, it appears you are aggregating your litigation provisions class within your Sundry class of provisions. In determining that the various exposures may be aggregated together with your litigation exposures to form a single class, tell us how you determined that the nature of these items is sufficiently similar to fulfill the requirements of paragraphs 85(a) and (b) and 86(a) and (b) of IAS 37. Refer to paragraph 87 which indicates that while it may be appropriate to include warranty provisions for different products as a single class, it would not be appropriate to include warranties and litigation provisions in the same class.

See above for an analysis of the balances included within Sundry provisions. Our decision to include litigation within Sundry provisions reflected the relative size of the provision and the nature of the other items, which we considered to be similar in terms of the uncertainty of timing and amount of the future cash flows. In addition, we disclosed the closing balance of the litigation provision (together with the comparative amount) and where it had been included in the table as a footnote to Note 24.

In light of your comments, we will disclose in future filings litigation and disputes, which we consider have similar characteristics, as a separate class within the table.

Kevin W Vaughan

Securities and Exchange Commission

Appendix 1

•

From the disclosures on page 225, it appears you have recorded provisions for and may have contingent liabilities for recourse obligations pursuant to loan sales and loan securitizations. Revise your future filings to disclose which class these amounts are presented in, and tell us in detail how you determined that such amounts were sufficiently similar to the other amounts presented in that class.

Sundry provisions include a provision of £6m in respect of such loan sales which were not material to merit separate disclosure as at 31 December 2010. We will revise future filings either to show these amounts separately in the table, if material, or indicate in the footnote where they have been included, and the amount.

•	Clearly identify where your Provisions for regulatory matters as discussed in Note 27 are reflected in the roll forward of Provisions by class in Note 24.

None of the matters discussed in Note 27 has resulted in a provision included in Note 24.

The liability of $298m noted under ‘Sanctions’ in Note 27 was paid in August 2010.

Most other regulatory matters of this nature will not result in a provision as they relate to future changes in the regulatory regime in which Barclays operates, the results of which will not be foreseeable until the proposed changes result in detailed legislation. These include:

•	The future reallocation of the UK Financial Services Authority’s (FSA) responsibilities to the two new agencies,

•	The Dodd-Frank Act;

•	The US Consumer Protection Act; and

•	The European Union’s investigation in to interchange rates.

We have also disclosed more specific changes, such as the change to the FSA Sourcebook for handling complaints arising from sales of Payment Protection Insurance, for which we did not hold a provision as at 31 December 2010. We have recognised a provision in 2011 which we will disclose as a separate class of provision in our 2011 financial statements.

25. Contingent liabilities and commitments, page 225

16	Please address the following regarding your general disclosure at the bottom of page 225 that, “It is not possible to provide a meaningful estimate of the financial impact of the potential exposure relating to all of the forgoing matters at this time”:

•	Tell us and revise your future filings to more clearly explain what you mean here.

•

Clearly identify how you define “meaningful” and how it complies with the applicable threshold guidance in IAS 37, including paragraphs 25-26 regarding a “reliable” estimate. It is unclear whether your disclosure is meant to convey that you use a different standard for determining when a loss is estimable than the standard describes in paragraphs 25-26 of IAS 37 which indicates that except in “extremely rare” cases, a registrant would be able to determine a range of possible outcomes and thereby make an estimate of the obligation that is sufficiently reliable to use in recognizing the provision. Please revise your disclosure in future filings to confirm, if true, that provisions have been recognized in cases where you were able to “reliably estimate” the probable loss.

Kevin W Vaughan

Securities and Exchange Commission

Appendix 1

•

To the extent this disclosure is meant to indicate that it is not possible to provide an estimate of the reasonably possible loss in excess of amounts already accrued, please more clearly disclose that fact and tell us how you determined that disclosure was not required under IAS 37.

Paragraph 14 of IAS 37 requires that a provision shall be recognised when:

•	an entity has a present obligation (legal or constructive) as a result of a past event;

•	it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

•	a reliable estimate can be made of the amount of the obligation.

These criteria were met only for a very limited portion of Barclays overall US mortgage exposures, specifically the $21m of unresolved repurchase claims disclosed in Barclays filings. Barclays provision for the potential repurchase obligation took into consideration the historical severity of the ultimate losses associated with such claims and the historical rate of successfully defending such claims. The resulting exposure associated with Barclays repurchase obligations of $9m (£6m) was not deemed material and therefore disclosure of the provision was limited to the statement that “Current provisions are adequate to cover estimated losses associated with outstanding repurchase claims.” Barclays determined that on 31 December 2010 no further payments associated with its US mortgage exposures were probable.

You have asked, with respect to Barclays other US mortgage exposures, if it is possible to provide an estimate of the reasonably possible losses in excess of those already accrued. Paragraph 91 of IAS 37 requires disclosure to the extent “practicable.” Given the early procedural stages of these actions against Barclays, our view that we have strong legal and factual defences, the lack of historical settlements known to Barclays, and the uncertainty concerning a possible amount of any resolution, we did not think it was practicable to estimate any reasonably possible loss, or the timing of any such loss, as any amounts calculated would be speculative and not “meaningful” to the reader.

We acknowledge the confusion that may have arisen regarding the use of the term “meaningful” and will modify future filings, where applicable, to replace with the language “It is not practicable to provide an estimate of the financial impact of the potential exposure.”

26. Legal proceedings, page 226

17	You disclose at the bottom of page 226 that you do not expect the ultimate conclusion of any of the proceedings to which you are a party to have a “significant adverse effect” on your financial statements and you have not disclosed the contingent liabilities associated with these claims either because they cannot be “reasonably” estimated or because such disclosure could be prejudicial to the conduct of the claims. Please revise your future filings to address the following:

If true, please revise your future filings to more clearly confirm that you believe the ultimate conclusion of any of the proceedings to which you are a party will not have a “material” adverse effect to your results of operations, cash flows, or financial position.

Our future filings will more clearly indicate, if applicable, that we believe the ultimate conclusion of any of the proceedings to which we are a party will not have a material adverse effect on our results of operations, cash flows, or financial position.

•

It is unclear whether your disclosure is meant to convey that you use a different standard for determining when a loss is estimable than the standard describes in paragraphs 25-26 of IAS 37 which indicates that except in

Kevin W Vaughan

Securities and Exchange Commission

Appendix 1

“extremely rare” cases, a registrant would be able to determine a range of possible outcomes and thereby make an estimate of the obligation that is sufficiently reliable to use in recognizing the provision. Please revise your disclosure in future filings to confirm, if true, that provisions have been recognized in cases where you were able to “reliably estimate” the probable loss.

In our future filings, if true, we will confirm that provisions have been recognised in cases for which we were able to reliably estimate the probable loss.

•

Your disclosure here appears to indicate that for certain contingencies information that is generally required is not disclosed if you conclude such disclosure could be expected to prejudice the outcome of the proceeding. According to guidance in paragraph 92 of IAS 37, this exemption should be used in “extremely rare cases” and, when it is used, information should still be disclosed related to the general nature of the dispute together with the fact that, and reason why, the information has not been disclosed. Please tell us and revise future filings to state whether you have any contingencies for which you use this exemption, and, on a case by case basis, the general nature of the dispute(s) and reason(s) why the information has not been disclosed.

We will consider for the purposes of future filings if more information can be provided about the nature of smaller disputes arising in the normal course of business.

The exemption is used for all litigation claims where any disclosure would be highly prejudicial to the conduct of that litigation claim. However, we consider that the existence and general nature of any material contingent liability or provision is adequately disclosed.

Kevin W Vaughan

Securities and Exchange Commission

Appendix 1

Form 6-K filed August 2, 2011

Results by Business

Investment Management, page 24

18	You disclose here that you did not record an impairment as of June 30, 2011 on your available-for-sale investment in BlackRock because you considered the 15.5% reduction in fair value from the original acquisition cost not to be significant or prolonged. Tell us in greater detail how you considered the indicators of impairment in paragraphs 59 and 61 of IAS 39 in determining that this impairment was not impaired as of June 30. Tell us whether you have recorded an impairment to the income statement for this investment as of September 30, 2011. If not, tell us and more clearly disclose in future filings the positive and negative evidence you considered in your analysis, and your basis for determining that it was not impaired.

As specified in paragraph 61 of IAS 39, the existence or otherwise of a significant or prolonged decline in fair value is an important indicator of potential impairment for an AFS equity instrument. We view a share price decline of greater than 20% as an initial criterion in assessing whether a decline should be viewed as significant. If there is such a decline, we consider specific circumstances in order to reach an appropriate view. For liquid, volatile stocks in particular, a single point-in-time assessment will generally not be sufficient to reach a conclusion. As at 30 June 2011, share price was 15.5% below cost and had risen 38% from its 2010 low-point – the decline experienced during the second quarter of 2010 had largely reversed. In this context, the decline was not viewed as significant as at 30 June 2011.

As at 30 June 2011, the share price had been below cost for a period of approximately 15 months, crossing one reporting period end, namely 31 December 2010. During that period, the price had been subject to significant volatility and impacted by short-term market fluctuations (the 15.5% gap between share price and initial cost compared to an average of the absolute monthly movements since acquisition of 7.1%), with a significant decline and recovery observed during 2010 as noted above. In this context, the decline was not viewed as prolonged as at 30 June 2011.

Expectations of eventual future recovery do not supersede these assessments. However, independent research and analysis on a listed share price will often be relevant when considering whether a decline should be viewed as significant. As at 30 June 2011, 12 out of 15 analysts shown on Thomson as covering the stock rated the stock a buy/outperform. The mean 12 months target price was $234, with analyst target prices ranging from $211 to $255, i.e. a 10% to 33% increase over the share price at that time ($192).

No other indicators of impairment, including the factors listed in paragraph 59 of IAS 39, were identified.

For the reasons above, we concluded that the investment was not impaired as at 30 June 2011. The need to consider whether any continued shortfall should be recognised in the income statement was disclosed.

An impairment of the investment in BlackRock has been recognised as at 30 September 2011, due to the following factors. The share price was approximately 65% of cost as of that date. As noted above, for a volatile, listed stock, a single point-in-time assessment is not sufficient to conclude on significance. However, whilst the share price remains volatile, it had remained below 80% of cost for the preceding two months, had remained below cost for approximately 18 months continuously and had been below 80% of cost for approximately nine of the preceding 17 months. In this context, the decline in share price was viewed as significant as at 30 September 2011.

Kevin W Vaughan

Securities and Exchange Commission

Appendix 1

Risk management: Loan to Value, page 39

19	We note your disclosure on page 50 that the increase in average LTVs for new mortgage business in the UK was driven by an increase in risk profile which allowed for additional business to be written at higher LTVs. To provide more balanced disclosure of how the addition of risk relating to the underwriting of loans with higher LTVs impacts your net income, please revise future filings to discuss the extent to which these products contributed to the higher net interest yield in the UK Retail and Business Banking segment. Please also disclose how you have considered this change in underwriting practices and the acceptance of additional risk in your determination of the necessary impairment allowance.

Our LTV profile for new business increased slightly from 51.6% in December 2010 to 53.1% in June 2011. This was part of a planned increase in risk profile that was achieved without any changes to underwriting criteria. The result of the increase in risk profile equates to an incremental 6.5% of new business (2011: 30.0% vs. 2010: 23.6%) written at LTVs higher than 70%. The impact of this on the portfolio yield is minimal as it represents a very small portion of the total book. However, an example of the yield differential at a customer level is our current 2 year fixed rate mortgage offer where a 70% LTV is priced at 2.58% and an 80% LTV at 3.48%, a differential of 90bps. Any increase to impairment from the change in risk profile is factored into our impairment models.

In future filings, should there be a material change in the LTV profile of our lending, we will indicate that, if applicable:

•	The changes were effected within our existing underwriting policies; and

•	That the impact on the income statement – in terms of yield and impairment – was insignificant; if this is still the case at the year-end. If not, we will consider additional disclosure.

Financial Statement Notes

7. Acquisitions, page 62

20	Please revise your disclosures in future filings regarding the Protium transaction to address the following:

•

You indicate on page 62 that you paid $83 million (£50 million) to Protium’s investment manager, which constituted the performance fees that would have been due under the original agreement, based on investment performance to date. Please disclose how you reflected this payment in your consideration of the overall transaction price when determining no gain or loss was appropriate to record in connection with this transaction.

•

Please disclose in greater detail the items that caused you to recognize a net loss of £115 million on the assets acquired from Protium since the acquisition which you refer to on page 63. If this amount relates in whole or in part to credit losses incurred on the underlying assets, please disclose the events occurring subsequent to the purchase date that caused this impairment and explain how these events caused you to change the assumptions that had previously caused you to release £223 million of credit reserves.

Kevin W Vaughan

Securities and Exchange Commission

Appendix 1

•	Please revise to disclose the contractual amounts due for the Protium assets.

As disclosed in note 7, in the period preceding acquisition, impairment on the loan to Protium was calculated by reference to the fair value of Protium’s net assets. The $83m paid by Protium to its manager settled an existing liability of Protium since, as further disclosed, the amount was that due under the original agreement based on investment performance to date. Therefore, this amount was already reflected in the impairment expense that was recognised prior to acquisition, which was based on the fair value of Protium’s net assets as described above. We will add disclosure to our year-end filing on Form 20-F that specifies that the $83m amount was reflected in Protium’s net assets and, therefore, in the pre-acquisition impairment expense.

The post-acquisition impact of net assets acquired from Protium is made up of fair value movements less funding costs, rather than credit losses. As discussed above, impairment in the period prior to acquisition was also based on asset fair values. We will add disclosure to our future filings splitting post-acquisition gains and losses in to their component parts.

The £115m net loss incurred in the period from acquisition to 30 June 2011 is broken down in the table below:

Total £m

US sub-prime and Alt-A	11

Commercial mortgage-backed securities	(50)

CDO and other assets	(90)

Net interest and other income	52

Net trading income	(77)

Interest expense	(38)

Total	(115)

We will include contractual amounts due on the Protium assets as part of an updated acquisitions note in our 2011 financial statements. In filings in respect of financial years from 2012 onwards, we will disclose similar information to that included for other trading portfolio assets within Credit Market Exposures - principally, period-end fair values and information on gains and losses during the period. These disclosures do not include information on contractual amounts due, which are not generally considered useful for assets held for trading.

In future filings, we are considering incorporating the Protium assets into our Credit Market Exposures disclosures on a line by line basis to reflect the transfer of the assets into the trading portfolio.

17. Provisions, page 68

21	We note your disclosure regarding your accrual related to the settlement of PPI claims. Please address the following:

•

Given the materiality of the provision to your net income during the current period, please revise future filings to disclose the methodology used to determine the amount of the PPI settlement claim liability to record in your financial statements, along with a discussion of the significant inputs used. Please discuss the most significant assumptions and what may cause those assumptions to change.

Kevin W Vaughan

Securities and Exchange Commission

Appendix 1

We will include the requested information regarding our provision in future filings.

•

Tell us whether you recorded any provision relating to the PPI claim settlement liability in your December 31, 2010 financial statements. If not, please tell us why not, and include a discussion of how you considered both the FSA initial requirement that the measures be implemented by December 31, 2010 and the judicial review initiated in October of 2010.

The facts of the case are disclosed in our financial statements under Note 27 Competition and regulatory matters. On 10 August 2010, the FSA issued a Policy Statement on the assessment and redress of Payment Protection Insurance which amended the rules for the handling of such complaints. In October 2010, the British Bankers’ Association launched a judicial review of the FSA on the basis that the Policy Statement applied incorrect standards for the management of PPI sales complaints. These proceedings were also against the Financial Ombudsman Service.

Consistent with other UK banks, and on the basis of legal advice provided by the BBA, Barclays concluded that there was no liability to be recognised under IAS 37 in respect of the Policy Statement as no outflow of resources was considered probable.

For the cases that were not affected by the Judicial Review cases, a provision of £17.1m was recognised at 31 December 2010 and an income statement charge of £162m had been recognised in the year. This amount was included in the amount disclosed in note 24, Provisions within Sundry provisions, and was considered to be insufficiently material for further detailed disclosure.

•

For the purposes of disclosing continuing trends in your estimate, please consider providing a rollforward of both the number and amount of claims received, claims in process, new claims during the year, settled claims during the year and the ending balance of outstanding PPI claims.

We will consider including a rollforward as part of our future disclosures, to include the information suggested.

•

Please clarify whether for purposes of making redress you are canceling existing policies with the customers, or whether you are providing them with a monetary settlement and the policies remain in full force. To the extent that the policies are terminated as part of your settlement estimates, please tell us whether you estimated any effect on your insurance liability balances. Additionally, as part of your response, please tell us how much of your provision relates to expected administration expenses.

We cancel the PPI policies (both single premium and regular premium policies) when offers of redress are accepted by the customer. In the future, a very limited exception will be where, in the case of single premium policies, the customer explicitly requests for the insurance to continue on the basis of an alternative regular premium price of £9 per £100 of cover. Where policies are terminated, our insurance liabilities are adjusted to reflect the reduction in risk, although the effect is immaterial. With respect to operational expenses, a total of £40m was included in the overall provision.